EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Six Months
						Ended
	1999	2000	2001	2002	2003	June 30, 2004
Consolidated pretax income	$109,336	$134,840	$218,336	$309,340	$396,217	$209,629
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(263)	(163)	(26)	(2,689)	94	(5,596)
Amortization of capitalized interest	19,027	27,581	31,878	32,162	38,263	16,613
Interest[1]	52,764	62,610	55,327	49,086	50,125	26,566
Less interest capitalized during the period	(24,397)	(34,105)	(31,675)	(39,695)	(42,602)	(25,775)
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973	2,856
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—	—

EARNINGS	$161,022	$196,828	$281,030	$354,883	$448,070	$224,293
Interest[1]	$52,764	$62,610	$55,327	$49,086	$50,125	$26,566
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973	2,856
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—	—

FIXED CHARGES	$57,319	$68,675	$62,517	$55,765	$56,098	$29,422
Ratio of earnings to fixed charges	2.81	2.87	4.50	6.36	7.99	7.62

[1]	The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, in the third quarter of 2002. Costs associated with the early extinguishment of long-term debt are included in homebuilding interest expense in the financial statements, but have been excluded for purposes of calculating the ratio of earnings to fixed charges.